Exhibit 99.2

Soci t Anonyme Holding	Mailing address:
R.C.S. Luxembourg B. 12179	c/o Stolt-Nielsen Ltd.
Registered Office:	65 Kingsway
23, avenue Monterey	London WC2B 6TD
L-2086 Luxembourg	United Kingdom

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS ON MAY 15, 2008

The Annual General Meeting of the Shareholders of Stolt-Nielsen S.A. (the “Company”) will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Thursday, May 15, 2008 at 2:00 p.m., for the following purposes:

(1)           To approve the holding of the Annual General Meeting on May 15, 2008, in variation from the date (third Thursday in April) set forth in Article Twenty-Four of the Articles of Incorporation;

(2)           To consider (i) the Report of Deloitte S.A., Luxembourg, Independent Auditors (“Réviseur d’entreprises”), on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A., Luxembourg, Statutory Auditors (“Commissaire aux comptes”), on the unconsolidated financial statements of the Company, and (iii) the Report by the Board of Directors of the Company in respect of the financial statements of the Company for the fiscal year ended November 30, 2007 (copies attached);

(3)           To approve the unconsolidated balance sheets and statements of profit and loss of the Company for the fiscal year ended November 30, 2007 (copy attached);

(4)           To approve the consolidated balance sheets and statements of operations of the Company for the fiscal year ended November 30, 2007 (copy attached);

(5)           To approve the determination of dividends of the Company for the fiscal year ended November 30, 2007, namely (i) approval of an interim dividend declared on November 8, 2007 and paid on December 12, 2007 and (ii) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of Fifty Cents (U.S. $0.50) per Common Share, payable on June 4, 2008 to Shareholders of record as of May 21, 2008 and (iii) transfer of all undistributed profits to the retained earnings of the Company;

(6)           To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2007;

(7)           In conformity with the provisions of the Luxembourg Company Law and Article Five of the Company’s Articles of Incorporation, to

(i)            continue the validity of the authorized capital of the Company, i.e. Sixty-Five Million (65,000,000) Common Shares and Sixteen Million Two Hundred Fifty Thousand (16,250,000) Founder’s Shares, each of no par value, and

(ii)           approve the Report of the Board of Directors of the Company (which Report is included as part of this Notice) recommending, and authorizing the Board to implement the suppression of Shareholders’ preemptive rights in respect of the issuance of Common Shares for cash with respect to all authorized but unissued Common Shares, resulting from the exercise of stock options under the Company’s 1997 Stock Option Plan (such Plan approved by the Shareholders of the Company at the Annual General Meeting held May 2, 1997), each of the foregoing actions to be effective through August 31, 2009 or such other date as the Shareholders of the Company may determine at a general meeting;

(8)           To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market, provided

(i)            the maximum price to be paid for such Common Shares shall not be higher than the higher of the price of the last independent trade and the highest current independent bid on the Oslo Stock Exchange and shall be in conformity with applicable standards, if any, concerning such purchases that may be established by the regulatory regimes in such countries where the Common Shares are listed or admitted for trading,

(ii)           the minimum price to be paid for such Common Shares shall not be less than the “stated value” (i.e. U.S. $1.00 per share) thereof, and

(iii)          other conditions for trading shall be in conformity with applicable standards, if any, concerning such purchases that may be established by the regulatory regimes in such countries where the Common Shares are listed or admitted for trading, and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2009;

(9)           To elect eight directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached);

(10)         To elect Jacob Stolt-Nielsen as Chairman of the Board of Directors of the Company; and

(11)         To elect PricewaterhouseCoopers S.à.r.1. as the Independent Auditors (“Réviseurs d’entreprises”) to audit the consolidated financial statements and as the Statutory Auditors (“Commissaire aux comptes”) to report on the unconsolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company’s Articles of Incorporation, in particular for agenda item (7), the general vote of all shares of the Company voting together (i) with a quorum of fifty percent (50%) of the shares eligible to vote being present or represented when the meeting is first convened and (ii) a two-thirds affirmative vote of those shares present or represented at the meeting being required.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on March 25, 2008 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

JACOB STOLT-NIELSEN
Chairman of the Board

Dated: April 8, 2008

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Jacob Stolt-Nielsen

Mr. Jacob Stolt-Nielsen has served as Chairman of the Board of Directors of the Company since he founded it in 1959. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

Niels G. Stolt-Nielsen

Mr. Niels G. Stolt-Nielsen has served as a director of the Company since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer of Stolt Offshore S.A. from September 2002 until March 2003. He held the position of Chief Executive Officer of Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized the Company’s representative office in Shanghai. He joined the Company in 1990 in Greenwich, Connecticut, working first as a shipbroker and then as a round voyage manager. He is also a Director of Fiducia Ltd. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Roelof Hendriks

Mr. Hendriks has served as a director of the Company since 2004. He has been CEO of Aon Europe, Middle East and Africa since 2006. He served as Chief Financial Officer and a Member of the Board of Management of CSM N.V. from 2000 to 2005. Prior to that, he was Vice Chairman Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

James B. Hurlock

Mr. Hurlock has served as a director of the Company since 2004. Mr. Hurlock served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group from July 2003 to June 14, 2004. He also serves as a director of Acergy S.A. and Chairman of Orient Express Hotels Ltd., and as Chairman of the Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner of the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. Mr. Hurlock holds an AB degree from Princeton University, a BA and an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

Håkan Larsson

Mr. Larsson has served as a board member of the Company since 2007. He served as the CEO of Rederi AB Transatlantic until the end of 2007. He currently serves as Chairman of Consafe Logistics AB, Nimbus Boats AB, Nordic Tile Holding AS and Schenker AB. He is a director of Bure Equity, Chalmers University of Technology, Ernströmgruppen AB, Semcon AB, Rederi AB Transatlantic and Walleniusrederierna. Mr. Larsson is also a member of the Advisory Board of School of Economics and Commercial Law, Gothenburg University. Mr. Larsson holds a Bachelors of Economics from the Gothenburg School of Economics. He is a Swedish citizen.

Christer Olsson

Mr. Olsson has served as a director of the Company since 1993. He is Vice Chairman of Wallenius Lines AB and Chairman of the Swedish Club. He is a director of Transatlantic AB, Atlantic Container Line AB and Singapore Shipping Corporation. He received his BLL degree from Stockholm University. He is a Swedish citizen.

Jacob B. Stolt-Nielsen

Mr. Jacob B. Stolt-Nielsen has served as a director of the Company since 1995. He served as an Executive Vice President of Stolt-Nielsen S.A. from 2003 to 2004. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for the Company’s global tank storage business. He joined the Company in 1987 and served in various positions in Oslo; Singapore; Greenwich, Connecticut; Houston, Texas; and London. He is also a Director of Fiducia Ltd. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Christopher J. Wright

Mr. Wright has served as a Director of the Company since May 2002. He served as President and Chief Operating Officer of the Company from 1986 to December 2001. He was employed by British Petroleum plc (“BP”) from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

ANNUAL ACCOUNTS

AND

INDEPENDENT AUDITOR’S REPORT

NOVEMBER 30, 2007

23, Avenue Monterey

L-2086 Luxembourg

Commercial Registered Number R.C. Luxembourg B,12.179

Maitland Luxembourg
S.A.
6 rue Adolphe Fischer
L-1520 Luxembourg

Postal:
Bo te Postale 1361
L-1013 Luxembourg

D+352 40 25 05 427
T+352 40 25 05 1
F+352 40 25 05 66
maitlandgroup.com

REPORT OF THE COMMISSAIRE

TO THE SHAREHOLDERS OF

STOLT-NIELSEN S.A.

November 30, 2007

In accordance with legal and statutory requirements, we are pleased to report to you on the execution of our engagement as Commissaire in respect of the year ended November 30, 2007 following the mandate granted to us.

Our examination was carried out in accordance with the provisions of Article 62 of the law of 10 August 1915 (as modified), which does not require the Commissaire to give an opinion on the financial statements. Consequently, we have not verified the financial statements in accordance with International Standards on Auditing.

We have confirmed that the financial statements at November 30, 2007 and 2006, showing a balance sheet total of U.S. $643,575,827 and U.S. $591,512,321 and a result for the years then ended of U.S. $118,880,038 and U.S. $84,469,962 are in accordance with the accounting records and with documentary evidence submitted to us.

We propose that these financial statements be approved and that discharge be granted to the Board of Directors.

Maitland Luxembourg S.A.

John Kleynhans

Luxembourg

26 February 2008

Maitland Luxembourg S.A.	Luxembourg
Soci t Anonyme
R C S Luxembourg B 13583	BVI
Cape Town
Consell Economique	Dublin
Licence Number 72662	Durban
Geneva
Isle of Man
Johannesburg
London
Paris

STOLT-NIELSEN S.A.

Société Anonyme Holding

23, avenue Monterey

L-2086 Luxembourg

Report of the Board of Directors to the Annual General Meeting of

Stolt-Nielsen S.A.

to be held at Services Généraux de Gestion S.A.,

23, avenue Monterey, L-2086 Luxembourg

May 15, 2008

Gentlemen:

We are pleased to submit for your approval the Balance Sheet as at November 30, 2007 and the Profit and Loss Account for the year ended November 30, 2007.

The investment in subsidiaries amounted to US $315,712,097 at November 30, 2007.

Dividends from subsidiaries during the year ended November 30, 2007 amounted to US $118,880,038. Other income totaled US $909,575 and expenses were US $909,575. Therefore, the 2007 financial year ended with net income of US $118,880,038 and the 2006 financial year ended with net income of US $84,469,962.

On February 8, 2007, the Company declared a final dividend for 2006 of US $33,066,898; this amount was paid on July 5, 2007. Additionally, the company paid interim dividends of $33,119,395 and $32,147,065 on December 6, 2006 and December 12, 2007 for the financial years 2006 and 2007 respectively.

We request that you approve the full allocation of the 2007 profit of US $118,880,038 to retained earnings. We also request you to approve the determination of dividends for the fiscal year ended November 30, 2007, namely (i) approval of an interim dividend of $0.50 per Common share paid on December 12, 2007, and (ii) approval of the recommendation of the Board of Directors of payment of a final dividend of $0.50 per Common share payable on June 4, 2008, to shareholders on record as of May 21, 2008.

By special vote we ask you to discharge the Directors and the Statutory Auditors (“Commissaire aux comptes”) of the Company for the year ended November 30, 2007.

Furthermore, we request that you elect Independent Auditors (“Reviseur d’entreprises”) to audit the consolidated financial statements of the Company for a term expiring at the next Annual General Meeting and elect Statutory Auditors (“Commissaire aux comptes”) to review the unconsolidated financial statements of the Company for a term expiring at the next Annual General Meeting.

Finally, we request you to elect as Directors of the Company Mr. Jacob Stolt-Nielsen, Mr. Niels G. Stolt-Nielsen, Mr. Jacob B. Stolt-Nielsen, Mr. Roelof Hendriks, Mr. James B. Hurlock, Mr. Håkan Larsson, Mr. Christer Olsson and Mr. Christopher J. Wright.

Christopher J. Wright	Roelof Hendriks
Director/Chairman	Director

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

BALANCE SHEETS AS AT NOVEMBER 30, 2007 AND 2006

(Currency—US Dollars)

	2007	2006
ASSETS
FIXED ASSETS:
Investment in subsidiaries, at cost
(Note 2b)	$315,712,097	$315,712,097

CURRENT ASSETS:

Dividends receivable from subsidiaries	56,150,000	33,200,000
Receivables from subsidiaries
(Note 2c)	239,562,941	209,425,124
Prepaid Advance Dividend (Note 5)	32,147,065	33,119,395

Cash and time deposits (Note 2f)	3,724	55,705

TOTAL ASSETS	$643,575,827	$591,512,321

	2007	2006
LIABILITIES
CAPITAL AND RESERVES (Note 4):
Founder’s shares, no par value	$—	$—
16,250,000 shares authorized, 16,033,449 and 16,520,364 shares issued in 2007 and 2006, at stated value (Note 3)
Common shares, stated value $1 65,000,000 shares authorized, 64,133,796 and 66,081,456 shares issued in 2007 and 2006, at stated value (Note 3)	64,133,796	66,081,456

Paid-in surplus (Notes 4)	384,337,585	402,320,742
Legal reserve (Note 6)	6,613,032	6,607,798
Retained earnings (Note 4)	33,646,461	18,817,594

Other payables and accrued liabilities (Note 8)	32,345,759	33,889,384
Payables to subsidiaries (Note 2c)	122,499,194	63,795,347
TOTAL LIABILITIES	$643,575,827	$591,512,321

The accompanying notes are an integral part of these annual accounts.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

PROFIT AND LOSS ACCOUNT

FOR THE YEARS ENDED NOVEMBER 30, 2007 and 2006

(Currency—US Dollars)

	2007	2006
CHARGES
Administrative and general expenses (Note 2e)	$729,732	$1,044,908
Income tax provision	179,843	343,587
Write-off of intercompany receivables	—	14,830,038
Profit for the financial year	118,880,038	84,469,962
TOTAL CHARGES	$119,789,613	$100,688,495

	2007	2006
INCOME
Dividend income from subsidiaries	$118,880,038	$99,300,000

Cost reimbursement	908,249	1,386,915
Interest income	1,326	1,580
TOTAL INCOME	$119,789,613	$100,688,495

The accompanying notes are an integral part of these annual accounts.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

1.  CORPORATE STRUCTURE AND MANAGEMENT

Stolt-Nielsen S.A. (“SNSA” or the “Company”) is a finance holding company incorporated in Luxembourg on July 5, 1974. The registered address of the Company is 23, avenue Monterey, L-2086 Luxembourg. The registered number of the Company is R.C. Luxembourg B.12.179.

Article Three of the Company’s Articles of Incorporation sets forth its objectives as a holding company, namely participation in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which the Company will administer and exploit; the Company may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated with the Company; and in general to undertake any operations directly or indirectly connected with such objectives as permitted by the Luxembourg Holding Company Law of 1929. The law of July 31, 1929 governing Holding companies which fiscal regime is maintained for a transitional period until December 31, 2010 according to conditions defined by the Law of December 22, 2006 amending the Law of July 31, 1929.

During the fiscal years ended November 30, 2007 and 2006, the Company held direct and indirect investments in various subsidiaries throughout the world which transport, store and distribute bulk liquid chemicals, edible oils and other specialty liquids as well as subsidiaries and equity investees in seafood and other subsidiaries which provide management and agency services to specified subsidiaries in the group.

The Company is reimbursed by its subsidiaries for certain administrative and general expenses incurred on behalf of the subsidiaries.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared using generally accepted accounting principles in Luxembourg, including the following significant policies:

(a)                               Format of financial statements

The Company keeps its books and records in US Dollars. In accordance with Article 205 of the law of May 4, 1984, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)                               Investment in subsidiaries

The Company accounts for its investment in its wholly owned subsidiaries at historical cost. The direct subsidiaries of the Company are as follows:

		Historical Cost
Name	Country	2007	2006
Stolt-Nielsen Limited	Bermuda	$16,556	$16,556
Stolt-Nielsen Transportation Group Limited (formerly Stolt Parcel Tankers, Inc.)	Liberia	$315,695,541	$315,695,541
		$315,712,097	$315,712,097

The aggregate Company interest in the underlying equity of direct and indirect subsidiaries was approximately $1,602.4 million at November 30, 2007 (2006—$1,408.0). Although certain subsidiaries within the group have deficits in shareholders’ equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

The Company recognizes dividend income from subsidiaries when such dividends are declared by the respective subsidiaries.

(c)                                Amounts due to and from subsidiaries

The classification of receivables from, and payables to, subsidiaries at November 30, 2007 and 2006 was based upon management’s estimate of the dates of settlement of these accounts. All of these balances are due in more than one year.

	2007	2006
Receivables from subsidiaries	$239,562,941	$224,255,162
Provision against doubtful intercompany balances	—	(14,830,038)
	$239,562,941	$209,425,124
Payable to subsidiary	$122,499,194	$63,795,347

(d)                               Interim dividend and Annual General Meeting actions

Until such time as the shareholders have approved the disposition of interim dividends at the Annual General Meeting, the Company records such advance payments as a deduction from shareholders’ equity.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)                                Administrative and general expenses

Administrative and general expenses principally included fees paid to Directors, and costs associated with meetings of the Board of Directors which amounted to cash payments of $691,187 and $606,851 in 2007 and 2006, respectively, and professional fees.

(f)                                   Cash and time deposits

At November 30, 2007 and 2006, cash and time deposits principally included demand accounts.

(g)                               Translation of foreign currencies

The Company maintains its accounts in the currency in which the capital is expressed, i.e. in the United States Dollar, and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

•                  Formation expenses, and the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

•                  All other assets denominated in a currency other than the base currency are valued individually at the lower of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

•                  All liabilities denominated in a currency other than the base currency are valued individually at the higher of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

•                  Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed. Consequently, only realized exchange gains and losses and unrealized losses are reflected in the profit and loss account.

3.  CAPITAL STOCK AND FOUNDER’S SHARES

The Company’s authorized share capital consists of:

•                  65,000,000 Common shares, no par value, and

•                  16,250,000 Founder’s shares, no par value.

Under the Luxembourg Company Law, Founder’s shares are not considered as representing capital of the Company.

In addition to the authorized Common shares and Founder’s shares of the Company set forth above, an additional 1,500,000 Class 13 shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company’s existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

3.  CAPITAL STOCK AND FOUNDER’S SHARES (Continued)

issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without thither action, on December 31, 2009.

Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder’s shares vote as a single class on all matters submitted to a vote of the shareholders, with each shale entitled to one vote.

Under the Articles of Incorporation, holders of Common shares and Founder’s shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder’s shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder’s shares in the event of a liquidation.

During 1987, the Company adopted the 1987 Stock Option Plan (the “1987 Plan”) under which 2,660,000 of SNSA’s Common shares were reserved for future issuance. No further grants will be issued under the 1987. Plan During 1997, the Company adopted the 1997 Stock Option Plan (the “1997 Plan”) under which 5,180,000 of SNSA’s Common shares, 5,180,000 of SNSA’s Class B shares, or any combination thereof not exceeding 5,180,000 shares, were reserved for future issuance.

Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

Pursuant to the Company’s Stock Option Plans, the Company issued 282,297 shares of Common Stock and 36,450 shares of Class B Stock during the fiscal year ended November 30, 2007. The total proceeds received upon exercise of these options was $3,781,393 in 2007 of which $5,234 has been transferred to the Company’s Legal reserve for 2007 (see Note 6). As at November 30, 2007, options outstanding represented 1,810,404 Common shares (2006—1,655,601)

In accordance with the provisions of the Company’s Articles of Incorporation, 64,337 Founder’s shares were issued to the existing holder of Founder’s shares during the fiscal year ended November 30, 2007.

During 2007, the Company purchased 67,000 Common shares for $2.1 million, in accordance with the repurchase program announced in August 2005. This transaction completed the share repurchase program. The Company also acquired 16,750 Founder’s shares in 2007 to ensure the number of Founder’s shares always constitute 20% of all outstanding voting shares (Common shares and Founder’s shares).

During 2006, Stolt-Nielsen Transportation Group Limited (“SNTG”) purchased 5,173,590 Common shares for $143.1 million, in accordance with the repurchase program announced in August 2005. The Company also acquired 1,293,397 Founder’s shares in 2006 to ensure the number of Founder’s shares always constitute 20% of all outstanding voting shares (Common shares and Founder’s shares).

On July 25, 2007, the Company announced the cancellation of Common and Founder’s shares and the reduction of the issued capital, as approved at SNSA’s Annual General Meeting on June 14, 2007. The recorded issued capital account of SNSA has been reduced by $2 million to $64,133,796 by the

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

3.  CAPITAL STOCK AND FOUNDER’S SHARES (Continued)

cancellation of 2 million Common shares of no par value, held in treasury. Following the cancellation, $2 million has been transferred from Common shares, $18 5 million from paid-in surplus and $37.9 million from retained earnings into treasury stock of SNSA. The number of issued Founder’s shares has also been adjusted accordingly, reducing the number of Founder’s shares from 16,533,449 to 16,033,449.

The Common shares are listed in Norway on the Oslo Børs. The Company’s Common shares traded in the form of American Depositary Shares ADS (each ADS representing one Common share) in the US on Nasdaq. On April 19, 2007, the Company announced its intention to voluntarily delist from the Nasdaq Global Select Market, to be effective as of the close of trading on May 21, 2007, and to terminate its American Depositary Receipt program.

4.  CAPITAL AND RESERVES

	USD
	Common Shares	Paid-in Surplus	Legal Reserve	Retained Earnings
Balance as at December 1, 2006	$66,081,456	$402,320,742	$6,607,798	$18,817,594
Exercise of stock options	52,340
Cancellation of 2,000,000 Common shares	(2,000,000)	(18,500,000)		(37,864,878)
Allocation to paid-in surplus from share options exercisable during the year		516,843
Interim dividend for 2006				(33,119,395)
Final dividend for 2006				(33,066,898)
10% of exercisable stock options			5,234
Net income				118,880,038
Balance as at November 30, 2007	$64,133,796	$384,337,585	$6,613,032	$33,646,461

5.  INTERIM AND FINAL DIVIDEND

In November 2007, the Board of Directors of the Company declared an interim dividend of $0.50 per Common share and $0.005 per Founder’s share which was paid on December 12, 2007 to all shareholders on record as of November 28, 2007. The total gross amount of the dividend of $32,147,065 was classified as an interim dividend pending approval for payment from retained earnings at the Annual General Meeting to be held on Thursday May 15, 2008. On February 7, 2008 the Board of Directors of the Company declared a final dividend of $0.50 per Common share which is to be paid pending approval for payment from retained earnings at the Annual General Meeting on Thursday May 15, 2008, to shareholders on record as of May 21, 2008.

6.  LEGAL RESERVE

Under Luxembourg law, the Company is required to allocate 5% of its annual net income to a legal reserve until that reserve amounts to 10% of the issued stated capital of the Company.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

6.  LEGAL RESERVE (Continued)

Alternatively, this legal reserve requirement may be satisfied by a transfer from paid-in surplus. As of November 30, 2007 and 2006, the Company’s legal reserve was fully satisfied. The Company has provided that, at each time additional Common shares are issued in the future, including those resulting from the exercise of stock options, an amount equal to 10% of the stated capital of such new Common shares will immediately be allocated to the legal reserve. This legal reserve is not available for dividend distribution.

7.  RESTRICTIONS ON PAYMENT OF DIVIDENDS

As set forth in the Articles of Incorporation, advance dividends can be declared, up to three times in any fiscal year by the Board of Directors; however, they can only be paid after the prior year’s financial statements have been approved by the Company’s shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg.

Final dividends are declared by the shareholders once per year at the Annual General Meeting; both interim and final dividends can be paid out of any earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

8.  OTHER PAYABLES AND ACCRUED LIABILITIES

	2007	2006
Interim dividend	$32,147,065	$33,119,395
Taxes payable	198,694	474,179
Other payables	—	295,810
	$32,345,759	$33,889,384

The above payables and liabilities are payable within one year.

9.  TAXES

The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax is calculated as follows:

Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds EUR 2,400,000:

•                  3% on interests paid to bond and other security-holders;

•                  1.8% on dividends, profit quotas and remuneration on the first EUR 1,200,000;

•                  0.1% charge levied on any surplus dividends, profit quotas and remuneration.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

9.  TAXES (Continued)

Where the total interest paid each year to bondholders and on other comparable securities is less than EUR 2,400,000:

•                  3% on interests paid to bond and other security-holders;

•                  3% on dividends, profit quotas and remuneration, but to a maximum amount corresponding to the difference between EUR 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

•                  1.8% on any surplus dividends, profit quotas and remuneration up to FUR 1,200,000 distributed;

•                  0.1% on surplus dividends, profit quotas and remuneration.

Billionaire holding companies are subject to a minimum annual charge of EUR 48,000. Interest paid to creditors who do not hold bonds of similar negotiable securities are disregarded in calculating the tax base.

The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

For the fiscal years ended November 30, 2007 and 2006 this tax amounted to $179,843 and $343,587, respectively. The 1929 holding companies tax regime was abolished on December 29, 2006. However, under a Grandfather favor clause, pre-existing companies such as the Company continue to benefit from the tax exempt regime until December 31, 2010.

10.  COMMITMENTS AND CONTINGENCIES

As of November 30, 2007, the Company has guaranteed substantially all of the $469.4 million in long-term debt obligations of its direct and indirect subsidiaries.

As of November 30, 2007, the Company’s subsidiaries and certain of its indirect subsidiaries had various credit lines, including committed lines, payable through 2013 totaling $774.0 million, of which $503.0 million was available for future use. Substantially all of the $271.0 million in short-term bank loans outstanding under these credit facilities, at November 30, 2007, are guaranteed by the Company. Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability to draw funds from time to time.

Subsidiaries of the Company have entered into contracts for the purchase of foreign currencies under their foreign exchange lines with various banks. Any contracts entered into pursuant to these lines generally are guaranteed by the Company. Certain of the currency positions entered into by these subsidiaries effectively have been closed by entering into offsetting foreign exchange contracts. At November 30, 2007, the total market value of the currencies which these subsidiaries had contracted to purchase pursuant to open foreign exchange contracts maturing through November 2008 was $102.4 million.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS

In 2007, the Company, together with its subsidiaries (“the Group”) was involved in significant legal proceedings, primarily certain antitrust matters described below. To address these issues, the Group incurred significant legal costs of $40.8 million in 2007, $42.0 million in 2006 and $30.2 million in 2005, which are included in “Administrative and general expenses” in the consolidated statements of operations.

The Group has also made significant provisions for cash or guaranteed payment terms of agreements or agreements reached in principle or offers made to customer’s to resolve or avoid antitrust litigation. The Group expects that it will continue to incur additional legal costs until these matters are resolved.

The Group also suffered significant distraction of management time and attention related to these legal proceedings and expects that it will continue to suffer this distraction until these proceedings are resolved. The Group is presently addressing several governmental investigations and could suffer substantial and material fines or penalties or civil penalties, including significant monetary damages or settlement costs as a result of these matters. It is not possible for the Group to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be.

US Department of Justice’s Antitrust Investigation into the Group’s Parcel Tanker Business

In 2002, the Group became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in its parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, the Group determined to voluntarily report certain conduct to the Antitrust Division (the “Antitrust Division”) of the US Department of Justice (the “DOJ”) and the Competition Directorate of the European Commission (the “EC”).

As a result of the Group’s voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, the Group entered into an Amnesty Agreement dated January 15, 2003 (the “Amnesty Agreement”) with the Antitrust Division, which provided that the Antitrust Division agreed “not to bring any criminal prosecution” for any act or offence the Group may have committed prior to January 15, 2003 in the parcel tanker industry to or from the United States, subject to the terms and conditions of the Amnesty Agreement including continued cooperation. The Amnesty Agreement covers the Group and its directors, officers and employees. On February 25, 2003, the Group announced that Stolt-Nielsen Transportation Group Ltd (“SNTG”), a subsidiary of SNSA, had been conditionally accepted into the DOJ’s Corporate Leniency Program with respect to possible collusion in the parcel tanker industry

On April 8, 2003, the Antitrust Division’s Philadelphia field office staff informed the Group that it was suspending the Group’s obligation to cooperate under Section 2 of the Amnesty Agreement because the staff of the Antitrust Division was considering whether or not to remove the Group from the DOJ’s Corporate Leniency Program. The stated basis for this reconsideration by the staff was that the Antitrust Division had recently received evidence that the Group had not met the condition that it “took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity.”

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS (Continued)

In late June 2003 the DOJ took the position that one Group executive, Mr. Richard B. Wingfield did not comply with the cooperation requirements of the Group’s conditional immunity agreement. On June 24, 2003, the DOJ arrested Mr. Wingfield and filed a criminal complaint charging him with violating the Sherman Antitrust Act, 15 U.S.C.§1.

In February 2004, the Group filed a civil action in the United States District Court for the Eastern District of Pennsylvania against the DOJ to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction in order to enforce the Amnesty Agreement’s bar on criminal prosecution for certain activity relating to the parcel tanker industry having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified the Group that it was unilaterally voiding the Amnesty Agreement and revoking the Group’s Amnesty. On January 14, 2005, the district court entered a judgment in favor of the Group and Mr. Wingfield, enforcing the January 15, 2003 Amnesty Agreement Stolt-Nielsen S.A. v. United States, 352 F Supp. 2d 553 (E.D. Pa 2005).

Specifically, the court found that the Group had substantially performed its obligations under the Amnesty Agreement and permanently enjoined the DOJ from indicting or prosecuting the Group and Mr. Wingfield for any violation of the Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the court enforced the Amnesty Agreement.

The DOJ subsequently appealed the January 14, 2005 order. On March 23, 2006, a two-judge panel of the United States Court of Appeals for the Third Circuit reversed and remanded the court’s ruling for further proceedings Stolt-Nielsen S.A. v. United States, No 05-1480, 442 F 3d 177 (3d Cir. 2006).

The panel’s decision did not address the merits of the Group’s arguments regarding the effect of the Amnesty Agreement. Instead, the panel’s decision was based on the determination that the district court did not have the authority to issue a pre-indictment injunction.

On August 23, 2006, the district court lifted the injunction against the Group’s prosecution. On September 6, 2006, the DOJ obtained the indictment of the Group, Richard B. Wingfield, and another Group executive, Samuel A. Cooperman.

The September 6, 2006 single-count indictment (“the Indictment”) alleged a violation of Section 1 of the Sherman Act, arising from an alleged conspiracy in the parcel tanker industry beginning in August 1998 and ending as late as November 2002. The Antitrust Division’s criminal prosecution of the Group, Mr. Wingfield, and Mr. Cooperman, proceeded in the US District Court in the Eastern District of Pennsylvania before US District Judge Bruce W. Kauffman. The Group filed a Motion to Dismiss the Indictment in which it denied the criminal activity alleged to have occurred between March to November 2002 and argued that, in any event, such activity fell within the grant of amnesty. In its opposition, the Antitrust Division argued that the Amnesty Agreement was of no effect due to the alleged failure of the Group to take “prompt and effective action” in the period from March to November 2002 to terminate the anticompetitive activity being reported. An extensive evidentiary hearing was held in May and June 2007 in federal district court in Philadelphia.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS (Continued)

On November 30, 2007, based on the evidentiary hearing, Judge Kauffman dismissed the Antitrust Division’s indictment against the Group and its two executives, Richard Wingfield and Samuel Cooperman. Judge Kauffman ruled that the Group had not breached the Amnesty Agreement and that the Division’s conduct in prosecuting the Group was not only inconsistent with the Amnesty Agreement, but was “fundamentally unfair.”

Judge Kauffman’s ruling ended the parcel tanker criminal prosecution at the district court level. On December 21, 2007, the DOJ issued a press release reporting that it would not appeal Judge Kauffman’s ruling. In January 2008, the DOJ confirmed in writing that it has formally closed its antitrust investigation of the parcel tanker industry.

European Commission Antitrust Investigation into the Group’s Parcel Tanker Business

On February 25, 2003, SNSA announced that the EC had admitted the Group into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. In August 2004, the EC informed the Group that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. In April 2007, the Group received the EC’s Statement of Objections regarding allegations of illegal antitrust activity in the deep sea parcel tanker industry from August 24, 1998 to April 8, 2002. The Group continues to cooperate with the EC in this matter. The Group understands that it remains in the EC’s Immunity Program.

The Group’s immunity depends on its having met its obligation to cooperate and otherwise comply with the conditions of the immunity program. It is always possible that the EC could assert that the Group has not complied, or is not fully complying, with the terms and conditions of the EC Immunity Program. If this were to happen, the Group would first have to be given notice and an opportunity to be heard. Thereafter, the Group could be partly or fully removed from the immunity program and subject to substantial fines and penalties. There are currently no proceedings under way to take away the Group’s provisional immunity and the Group understands that it still enjoys its provisional grant of immunity.

Additionally, it is possible that the EC could ultimately determine that it lacks jurisdiction over the deep sea parcel tanker industry for the alleged conduct during the relevant time. Such a decision declining jurisdiction might undermine the EC’s authority to grant immunity to the Group for the relevant conduct in the deep sea parcel tanker industry.

Because of the pendency of the EC proceedings, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Group has made no provisions for any fines related to the EC antitrust investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation, if negative, could result in substantial and material fines and penalties. Consequently, the outcome of the EC investigation could have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS (Continued)

Parcel Tanker Investigations by Other Competition Agencies

In February 2004, the Canadian Competition Bureau (“CCB”) notified the Group that the CCB was engaged in antitrust investigations of the parcel tanker shipping industry and the Group. It is the contention of the CCB that the Group does not have amnesty in the CCB investigation of the parcel tanker industry. The Group understands that the CCB is investigating violations of Canadian bid rigging and price-fixing laws. Additionally, in 2007 the CCB sought court-ordered discovery against third parties as part of an intensification of its investigation into potential competition violations in the parcel tanker industry. The CCB also contends that for certain of the alleged actions there is no statute of limitations.

The Group has cooperated to date in the CCB investigation, including providing the CCB with access to certain of its business records. The CCB has confirmed that its investigation is ongoing.

Because of the continuing nature of the CCB investigation, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Group has made no provisions for any fines related to the Canadian antitrust investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation could result in criminal prosecutions and if SNTG is found guilty, substantial and material fines and penalties. Consequently, the outcome of the CCB investigation could have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

US Department of Justice Investigation into the Group’s Tank Container Business

On June 28, 2004, the Group received a grand jury subpoena from the DOJ Antitrust Division calling for the production of documents relating to the Group’s tank container business, organized as a separate line of business from the Group’s parcel tanker business. The Group cooperated with the DOJ in this matter.

In February 2008, the DOJ confirmed in writing that it formally closed its antitrust investigation of the tank container industry.

Possibility of Undisclosed Governmental Investigations

The foregoing are the government antitrust investigations of which the Group has received formal notification.

Because of the trend towards global coordination of competition agencies and the confidentiality of certain investigations that they conduct, it is possible that there are or may be additional investigations by other national authorities of the parcel tanker industry, the tank container industry or other businesses in which the Group participates.

It is also possible that the consequences of such investigations could have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS (Continued)

US Securities and Exchange Commission Formal Investigation

On July 30, 2007, SNSA received a Formal Order of Private Investigation issued by the US Securities and Exchange Commission (the “SEC”) related to, among other things, SNSA’s past stock options practices and procedures. Previously, SNSA had been the subject of an informal inquiry by the SEC.

On September 4, 2007, SNSA received a subpoena from the SEC staff for certain Group records, including documents from January 1, 2001 to the date of the subpoena, (1) relating to compensation expenses associated with the Group’s stock option grants, (2) evaluating, considering or discussing a restatement of the Group’s financial results for the aforementioned period, (3) reflecting the methodology used by the Group to determine materiality in its financial statements and (4) supporting certain compensation charges taken in 2005 and 2006 and other financial information regarding stock option practices.

SNSA is cooperating with the SEC and continues to provide responsive documents. The SEC’s investigation is ongoing. Because of the inherent unpredictability of the outcome of SEC investigations, the outcome of which could result in substantial and material fines and penalties, SNSA is unable to determine whether or not an unfavorable outcome is probable, is unable to estimate a range of possible losses and has therefore made no provision in respect of this matter in the accompanying consolidated financial statements. The outcome of the SEC’s inquiry could have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

Antitrust Civil Class Action Litigations and Arbitrations

During 2007, there were five putative private antitrust class action lawsuits outstanding against the Group in US federal and state courts for alleged violations of antitrust laws, two of which were resolved in 2007. The three remaining actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations.

The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of SNTG’s competitors, such as Odfjell, Jo Tankers and Tokyo Marine.

Of the two putative class action claims resolved in 2007, the claim involving KP Chemicals had previously been voluntarily dismissed by the plaintiffs against all of the defendants. On November 21, 2006, however, KP Chemical attempted to reinstate its claims against SNTG in its individual capacity (rather than as a class representative) SNTG and KP subsequently settled KP’s claims and on January 15, 2008, KP dismissed its claims. At that time, KP filed a revised notice of voluntary dismissal in the court action, with prejudice, bringing the matter to a complete close.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS (Continued)

The second putative class action, Fleurchem, was consolidated into the MDL proceedings described below, under the below caption:

•                  Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd., H-03-3385 (S.D. Tex) (“Fleurchem”).

On December 9, 2005, SNTG filed a motion to compel arbitration of Fleurchem’s claims. On February 6, 2006, the court ordered one-way discovery against Fleurchem on the issue of its obligation to arbitrate. On January 3, 2008, plaintiff’s counsel in the Fleurchem matter filed a voluntary Notice of Dismissal with prejudice with the court, thereby fully resolving the matter between the parties.

As a result of the above settlement, only the following three putative antitrust class action lawsuits remain outstanding in US federal and state courts, or in arbitration proceedings:

1.                                       Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co. Ltd. and Does I through 100 inclusive, No. CGC 04429758 (Superior Court of Cal., County of San Francisco) (“Brock”).

2.                                       Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd., No. 28,713-II (Cir. Ct. Cocke County, Tenn.) (“Sutton”); and

3.                                       AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA; Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd., 2:03-CV-5002 (E.D. Pa.) (“AnimalFeeds”).

State Court Indirect Purchaser Antitrust Actions: Brock and Sutton.  In Brock and Sutton, indirect purchasers claim in state court actions that alleged collusion resulted in higher prices being passed on to them. The Brock action has been stayed by agreement of the parties.

The Group has filed a motion to dismiss the Sutton complaint in its entirety. Briefing is complete, and oral arguments are scheduled for March 7, 2008.

Multidistrict Litigation (MDL) in the US District Court for the District of Connecticut.  In AnimalFeeds, customers claim that, as a result of defendants’ alleged collusive conduct, they paid higher prices under their contracts with the defendants. AnimalFeeds had been consolidated into a single multidistrict litigation (“MDL”) proceeding in the US District Court for the District of Connecticut (the “MDL Court”) captioned “In re Parcel Tanker Shipping Services Antitrust Litigation.” The MDL court, the US District Court for the District of Connecticut, required AnimalFeeds, as a direct purchaser, to proceed in arbitration rather than in federal district court. The Group proceeded to arbitrate with AnimalFeeds before a five-member tribunal (“New York Arbitral Tribunal”).

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS (Continued)

The parties agreed to divide the proceedings into three phases: (1) clause construction (to determine if class arbitration is permitted under the arbitration clause); (2) class certification; and (3) merits/liability. After an initial unfavorable ruling from the New York Arbitral Tribunal, the US District Court for the Southern District of New York ruled that class arbitration is not permitted under the parties’ arbitration clauses. Accordingly, the court held AnimalFeeds may only arbitrate its individual claims.

AnimalFeeds has appealed this decision to the US Court of Appeals for the Second Circuit. In light of the ongoing Second Circuit appeal, the New York Arbitral Tribunal has stayed proceedings in the arbitration.

In light of the early stages of these litigations and arbitrations, the fact-intensive nature of the issues involved, the unsettled law and the inherent uncertainty of litigation and arbitration, the Group is not able to determine whether or not a negative outcome in any of these ongoing actions is probable, or a reasonable range for any such outcome, and the Group has not made any provision for any of these claims in the accompanying consolidated financial statements. It is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

Direct Purchaser Opt-Out Arbitration

In addition to the three remaining putative class actions described above, numerous other parcel tanker customers of SNTG have come forward in the past five years and presented formal arbitration demands. As previously disclosed, SNTG has resolved many such claims in confidential commercial agreements. During 2007, SNTG concluded six such commercial agreements, thereby resolving all outstanding formal arbitration demands. Certain other customers of SNTG have broached potential issues arising out of the parcel tanker industry in discussions with SNTG, but to date have not formally served arbitration demands or other formal claims.

In light of the early stage of these potential claims, the fact intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, the Group is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in these proceedings in the accompanying consolidated financial statements.

Given the volume of commerce involved in the Group’s parcel tanker business, an adverse ruling in one or more of these civil antitrust proceedings could subject the Group to substantial civil damages in light of the treble damages provisions of the Sherman Antitrust Act.

The Group has noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars, including where companies have entered into the DOJ’s Corporate Leniency Program.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS (Continued)

This range involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Group would face in the event of an adverse outcome, although it is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

Customer Settlements

The Group has actively engaged in discussions with a number of customers, including many of those described above, regarding the subject matter of the DOJ and EC antitrust investigations.

To date, the Group has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations.

These agreements include the settlements specifically described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of the Group’s contracts with the relevant customers. In some cases, the Group has also agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer.

The potential future rebates which are not guaranteed by the Group, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which the Group could be responsible under agreements, agreements in principle and offers made and unrecognized as of November 30, 2007, is approximately $0.8 million. The Group expects that most of the operating revenue that would be subject to these rebates will occur within the twelve months subsequent to November 30, 2007. In certain cases, SNTG has also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates.

The Group has made provisions against operating revenue totaling $10.6 million and $21.9 million in 2007, and 2006 respectively, reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers.

The Group continues to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations, each is highly individualized and involves numerous commercial and litigation factors.

Antitrust Civil Action by Former Competitor

On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc. (“O.N.E.”), a former competitor of SNTG, filed an antitrust lawsuit against SNTG in the US District Court for the Eastern District of Louisiana alleging claims under state and federal laws.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS (Continued)

The claims generally track the factual allegations in the putative class action lawsuits and direct opt-out lawsuits described above, except that the complaint alleges that SNTG conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business.

This lawsuit seeks treble damages in the tens of millions of dollars related to alleged suppression and elimination of competition. It has been consolidated in the MDL litigation. On May 9, 2007, the court partially granted SNTG’s motion to dismiss by dismissing the state law claims as time-barred, the claims against Odfjell Terminals and Stolthaven for failure to state a claim, and any claims under federal law relating to a conspiracy to raise prices. The ruling allowed O.N.E. to proceed on its claims for predatory pricing under federal law against defendants.

On June 5, 2007, SNTG filed a motion for reconsideration based on new Supreme Court authority. This motion has been fully briefed and the parties await a ruling.

In light of the early stage of this lawsuit and the inherent uncertainty of litigation, the Group is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in this lawsuit in the accompanying consolidated financial statements. It is possible that the outcome of this action could have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

Securities Litigation

In March 2003, an individual claiming to have purchased SNSA’s American Depositary Receipts, Joel Menkes, filed a purported civil securities class action in the US District Court for the District of Connecticut against SNSA and certain officers and directors. Plaintiffs’ counsel have since replaced Mr. Menkes with Irene and Gustav Rucker. The current complaint appears to be based significantly on media reports about the O’Brien action (described below) and the DOJ and EC investigations (described above). Pursuant to the Private Securities Litigation Reform Act, the court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

On September 8, 2003, the plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants.

The consolidated complaint was brought on behalf of “all purchasers of Stolt’s American Depository Receipts (“ADR’s”) from May 31, 2000, through February 20, 2003 and all US located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants’ violations of the Securities Exchange Act of 1934.”

The complaint claims that SNSA “concealed that a material portion of SNSA’s and SNTG’s revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts...”

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS (Continued)

The consolidated complaint asserted that SNSA’s failure to disclose such alleged behavior, coupled with allegedly “false and misleading” statements, caused plaintiffs to pay inflated prices for SNSA’s securities by making it appear that the Group was “immune to an economic downturn that was afflicting the rest of the shipping industry” and “misleading them to believe that the Companies’ earnings came from legitimate transactions.”

SNSA has sought to dismiss the complaint. By order issued September 12, 2006, the district court dismissed with prejudice plaintiffs’ scheme liability claims against all defendants in the case but the other claims have not been dismissed. On December 4, 2006, the court granted SNSA’s motion to stay discovery due to the then-pending parcel tanker criminal proceeding, and required SNSA to file intermittent status reports with the court concerning the continued need for a stay order. The last status report was submitted to the court on February 15, 2008, and the parties are in discussions as to the conduct of discovery.

The Group is vigorously defending itself against this lawsuit. The Group is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and the Group has not made any provisions for any liability related to the action in the accompanying consolidated financial statements. It is possible that the outcome of this litigation could have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

Employment Litigation

In an action filed in the Superior Court in Connecticut, the Group and its former chairman have been sued by a former employee, Paul E. O’Brien, who resigned in early 2002.

The plaintiff in the O’Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that the Group was engaging in ongoing “illegal antitrust activities that violated United States and international law against price fixing and other illegal collusive conduct.” The O’Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

SNTG filed motions for summary judgment on the entire complaint based, among other things, on the grounds that: 1) a New York lawyer cannot maintain an action against his client where it will necessarily require disclosure of privileged information or client confidences; and 2) O’Brien failed pursuant to New York (and Connecticut) law to report his concerns “up the corporate ladder” in March 2002. By agreement of the parties, in September 2004, the Superior Court heard arguments on only the first ground for summary judgment. In October 2004, the Superior Court denied that branch of the summary judgment motion.

SNTG immediately took an interlocutory appeal, and SNTG’s petition for review by the Connecticut state Supreme Court was denied in April 2005. A September 2008 date has been set for trial. The parties are still conducting certain limited discovery in preparation for trial. The Group

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS (Continued)

AS AT NOVEMBER 30, 2007

(Currency—U.S. Dollars)

11.  LEGAL PROCEEDINGS (Continued)

intends to continue to vigorously defend itself against this lawsuit. Although Mr. O’Brien’s complaint is based on his allegations that there was ongoing illegal conduct as of March 2002, Judge Kaufman’s decision dismissing the criminal antitrust indictment against the Company found that the Company had taken prompt and effective action in early 2002 to stop ongoing illegal antitrust activity. The Group is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

It is possible that the outcome of this litigation could have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

General

The Group is a party to various other legal proceedings arising in the ordinary course of business. The Group believes that none of those matters will have a material adverse effect on its business or financial condition.

The ultimate outcome of governmental and third-party legal proceedings is inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse effect on the Group’s financial condition, cash flows and results of operations. The Group’s operations are affected by US and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedure.

Due to the uncertainty over the resolution of the matters described above, as of November 30, 2007, the Group had not established any reserves for legal fees and costs related to these proceedings.

12.  SUBSEQUENT EVENTS

On February 7, 2008, the Company’s Board of Directors recommended a final 2007 dividend of $0.50 per Common share, payable on June 4, 2008 to shareholders on record as of May 21, 2008. The dividend, which is subject to shareholder approval, will be voted on at the Company’s Annual General Meeting of Shareholders scheduled for Thursday May 15, 2008 in Luxembourg. If approved, the dividend will result in an aggregate cash payment to holders of Common shares of $30 million. SNSA paid an interim dividend of $0.50 per Common share and $0.005 per Founder’s share on December 12, 2007 to shareholders on record as of November 28, 2007.

REPORT OF THE BOARD OF DIRECTORS

OF

STOLT-NIELSEN S.A.

TO

ANNUAL GENERAL MEETING OF SHAREHOLDERS

ON

MAY 15, 2008

PREPARED IN ACCORDANCE

WITH

LUXEMBOURG COMPANY LAW ARTICLE 32-3

A.                Reference is made to the Notice dated April 8, 2008 of the Annual General Meeting of the Shareholders of Stolt-Nielsen S.A. (the “Company”), such meeting to be held in Luxembourg on May 15, 2008. A copy of said Notice is attached hereto as Exhibit A.

In particular, reference is made to the authorized share capital of the Company which consists of Sixty Five Million (65,000,000) Common Shares, no par value, and Sixteen Million Two Hundred Fifty Thousand (16,250,000) Founder’s Shares, no par value (under the Luxembourg Company Law, Founder’s Shares are not considered as representing capital of the Company).

It is noted that as at March 31, 2008, 64,133,796 Common Shares and 16,033,449 Founder’s Shares were issued.

Also, as at March 31, 2008 approximately 1,842,000 options for Common Shares were issued and outstanding under the provisions of the Company’s 1997 Stock Option Plan (such Plan as approved by the Shareholders of the Company at the Annual General Meeting held May 2, 1997 and under which 5,180,000 Common Shares were reserved for issuance).

In the context of the foregoing, reference is made to said Agenda item (7) which, in conformity with the provisions of the Luxembourg Company Law and Article Five of the Company’s Articles of Incorporation, relates to suppression of Shareholders’ preemptive rights in respect of the Company’s authorized but unissued capital.

B.                  Article Five, third paragraph, of the Articles of Incorporation of the Company deals with Shareholders’ preemptive rights and permits the Board of Directors of the Company to suppress Shareholders’ preemptive rights to the extent it deems advisable, in particular in respect of the issuance of Common Shares of the Company for cash resulting from the exercise of stock options under the Company’s 1997 Stock Option Plan and 1987 Stock Option Plan, and which the Board has implemented effective through August 31, 2008.

C.                  In conformity with said Article Five, third paragraph, of the Articles of Incorporation of the Company and the relevant provisions of the Luxembourg Company Law, this Report is the Board’s recommendation to the Shareholders in respect of such suppression of Shareholders’ preemptive rights through August 31, 2009 in respect of the issuance of Common Shares of the Company for cash resulting from the exercise of stock options under the Company’s 1997 Stock Option Plan.

D.                 The Common Shares of the Company are listed on and traded through the Oslo Stock Exchange and the Norwegian Registry of Securities System (VPS).

The Company has been advised by Norwegian legal counsel that it is a customary practice in Norway in connection with companies listed on the Oslo Stock Exchange for shareholders not to be granted preferential or preemptive rights, or if any such rights exist, for such preferential or preemptive rights to be waived (it being acknowledged that the relevant provisions of Norwegian law and Oslo Stock Exchange regulations require “equal treatment” of existing shareholders, including in the event of any issuance of Common Shares at a price not reflecting the “market price” thereof).

As stated in Paragraph B above, preemptive rights with respect to authorized but unissued Common Shares have been suppressed through August 31, 2008.

E.                   Accordingly, in view of the foregoing factors, the Board of Directors of the Company determined that it is in the best interest of the Company and its Shareholders and recommends to, and seeks the authority of the Shareholders for the Board, to implement the suppression of Shareholders’ preemptive rights in respect of the issuance of

Common Shares of the Company for cash with respect to all authorized but unissued Common Shares, resulting from the exercise of stock options under the Company’s 1997 Stock Option Plan.

The authorization set forth in this Paragraph E. shall be effective through August 31, 2009 or such other date as the Shareholders of the Company may determine at a general meeting.

This Report is submitted to the Shareholders of the Company this 8th day of April, 2008.

Christopher J. Wright, Director

Roelof Hendriks, Director

Exhibit A

Soci t Anonyme Holding	Mailing address:
R.C.S. Luxembourg B. 12179	c/o Stolt-Nielsen Ltd.
Registered Office:	65 Kingsway
23, avenue Monterey	London WC2B 6TD
L-2086 Luxembourg	United Kingdom

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS ON MAY 15, 2008

The Annual General Meeting of the Shareholders of Stolt-Nielsen S.A. (the “Company”) will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Thursday, May 15, 2008 at 2:00 p.m., for the following purposes:

(1)                                  To approve the holding of the Annual General Meeting on May 15, 2008, in variation from the date (third Thursday in April) set forth in Article Twenty-Four of the Articles of Incorporation;

(2)                                  To consider (i) the Report of Deloitte S.A., Luxembourg, Independent Auditors (“Réviseur d’entreprises”), on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A., Luxembourg, Statutory Auditors (“Commissaire aux comptes”), on the unconsolidated financial statements of the Company, and (iii) the Report by the Board of Directors of the Company in respect of the financial statements of the Company for the fiscal year ended November 30, 2007 (copies attached);

(3)                                  To approve the unconsolidated balance sheets and statements of profit and loss of the Company for the fiscal year ended November 30, 2007 (copy attached);

(4)                                  To approve the consolidated balance sheets and statements of operations of the Company for the fiscal year ended November 30, 2007 (copy attached);

(5)                                  To approve the determination of dividends of the Company for the fiscal year ended November 30, 2007, namely (i) approval of an interim dividend declared on November 8, 2007 and paid on December 12, 2007 and (ii) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of Fifty Cents (U.S. $0.50) per Common Share, payable on June 4, 2008 to Shareholders of record as of May 21, 2008 and (iii) transfer of all undistributed profits to the retained earnings of the Company;

(6)                                  To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2007;

(7)                                  In conformity with the provisions of the Luxembourg Company Law and Article Five of the Company’s Articles of Incorporation, to

(i)                                     continue the validity of the authorized capital of the Company, i.e. Sixty-Five Million (65,000,000) Common Shares and Sixteen Million Two Hundred Fifty Thousand (16,250,000) Founder’s Shares, each of no par value, and

(ii)                                  approve the Report of the Board of Directors of the Company (which Report is included as part of this Notice) recommending, and authorizing the Board to implement the suppression of Shareholders’ preemptive rights in respect of the issuance of Common Shares for cash with respect to all authorized but unissued Common Shares, resulting from the exercise of stock options under the Company’s 1997 Stock Option Plan (such Plan approved by the Shareholders of the Company at the Annual General Meeting held May 2, 1997), each of the foregoing actions to be effective through August 31, 2009 or such other date as the Shareholders of the Company may determine at a general meeting;

(8)                                  To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market, provided

(i)                                     the maximum price to be paid for such Common Shares shall not be higher than the higher of the price of the last independent trade and the highest current independent bid on the Oslo Stock Exchange and shall be in conformity with applicable standards, if any, concerning such purchases that may be established by the regulatory regimes in such countries where the Common Shares are listed or admitted for trading,

(ii)                                  the minimum price to be paid for such Common Shares shall not be less than the “stated value” (i.e. U.S. $1.00 per share) thereof, and

(iii)                               other conditions for trading shall be in conformity with applicable standards, if any, concerning such purchases that may be established by the regulatory regimes in such countries where the Common Shares are listed or admitted for trading, and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2009;

(9)                                  To elect eight directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached);

(10)                            To elect Jacob Stolt-Nielsen as Chairman of the Board of Directors of the Company; and

(11)                            To elect PricewaterhouseCoopers S.à.r.1 as the Independent Auditors (“Réviseurs d’entreprises”) to audit the consolidated financial statements and as the Statutory Auditors (“Commissaire aux comptes”) to report on the unconsolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company’s Articles of Incorporation, in particular for agenda item (7), the general vote of all shares of the Company voting together (i) with a quorum of fifty percent (50%) of the shares eligible to vote being present or represented when the meeting is first convened and (ii) a two-thirds affirmative vote of those shares present or represented at the meeting being required.

The Board of Directors of the Company has determined that Shareholders of record at the close of business on March 25, 2008 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

JACOB STOLT-NIELSEN
Chairman of the Board

Dated: April 8, 2008

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.